Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

(844) 889-2837

February 26, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Thomas Jones and Kate McHale

Re:	Greene Concepts, Inc.

Offering Statement on Form 1-A

File No. 024-11090

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A, as amended (the “Offering Statement”) of Greene Concepts, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Standard Time on Friday, February 28, 2020.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Greene Concepts, Inc.

By: /s/ Leonard Greene

Leonard Greene

Chief Executive Officer & Director

cc:	Louis A. Bevilacqua, Esq.